Rush Street Interactive, Inc.

900 N. Michigan Avenue, Suite 950

Chicago, IL 60611

October 7, 2022

VIA EDGAR

Alyssa Wall

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Rush Street Interactive, Inc.
Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement
File No. 333-252810 and Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement File No. 333-251390

Dear Ms. Wall:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Rush Street Interactive, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 11, 2022, or as soon thereafter as practicable.

Please call Ana Sempertegui of Kirkland & Ellis LLP at (312) 862-2359 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Richard Schwartz
Name: Richard Schwartz
Title: Chief Executive Officer

cc: Ana Sempertegui and Brian Wolfe, Kirkland & Ellis LLP

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